                            OppenheimerFunds, Inc.
                          Two World Financial Center
                              225 Liberty Street
                              New York, NY 10281

September 1, 2005

VIA EDGAR
---------
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re: Oppenheimer International Small Company Fund
         File Nos. 333-31537 and 811-08299; CIK #0001041102
         --------------------------------------------------

To the Securities and Exchange Commission:

     On behalf of Oppenheimer  International Small Company Fund (the "Fund") and
pursuant  to Rule  477  under  the  Securities  Act of  1933,  as  amended  (the
"Securities Act"), we hereby request that the Securities and Exchange Commission
(the "Commission") consent to the withdrawal of Post-Effective  Amendment No. 11 under the Securities Act and Amendment No. 13 under the Investment  Company Act, as  amended,  to the  Registrant's  Registration  Statement  on Form  N-1A  (the
"Amendment"),  filed with the  Commission  on August 18, 2005,  pursuant to Rule
485(a) under the Securities Act. The Fund is an open-end  investment company. No securities were sold under this Amendment.

     Due   to   a   clerical   error,    the   Amendment    (accession    number
0000728889-05-000801)  was filed under  EDGAR Form Type "N-1A"  rather than Form
Type "485APOS" and was assigned File Number 333-127619 under the Securities Act.
With  the  Commissions  consent,  the  Fund  will  (i)  withdraw  Post-Effective
Amendment No. 11 on September 1, 2005, pursuant to Rule 477 under the Securities
Act, and  subsequently  (ii) file  Post-Effective  Amendment No. 12, pursuant to
Rule  485(a)  under  the  Securities   Act,  for  which  we  expect  to  request
acceleration.

      Please direct any questions you may have regarding this request or the
Amendment to the undersigned at 212-323-0560 or to Nancy S. Vann at
212-323-5089. Thank you for your assistance.

                                    Oppenheimer International Small Company
                                    Fund

                                    By:  /s/ Lisa I. Bloomberg
                                    ------------------------------------
                                    Lisa I. Bloomberg
                                    Assistant Secretary

cc:  Vincent J. DiStefano, Esq., U.S. Securities & Exchange Commission